Exhibit 99.27

Report in Respect of Voting Results Pursuant to Section 11.3
of National Instrument 51-102 — Continuous Disclosure Obligations

In respect of the Annual Meeting of shareholders of Bellatrix Exploration Ltd. (“Bellatrix”) held May 22, 2012 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For (Ballot Only)	Votes Withheld (Ballot Only)
1.	Fix the number of directors to be elected at the Meeting at nine	Resolution approved*	—	—

2.

To elect the following nine nominees to serve as directors of Bellatrix for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and by-laws of Bellatrix:

	Raymond G. Smith	Elected	43,361,444	631,673

	Doug N. Baker	Elected	39,026,620	4,966,494

	Murray L. Cobbe	Elected	43,507,786	485,328

	John H. Cuthbertson	Elected	33,281,455	10,711,659

	W.C. (Mickey) Dunn	Elected	35,497,285	8,495,832

	Melvin M. Hawkrigg	Elected	42,902,193	1,090,921

	Robert A. Johnson	Elected	42,938,800	1,054,314

	Keith E. MacDonald	Elected	40,928,919	3,064,195

	Murray B. Todd	Elected	42,877,447	1,115,667

3.	To approve an ordinary resolution to approve and authorize unallocated options under the Corporation’s share option plan	Resolution approved	23,487,021	20,506,093

4.	To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Bellatrix to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved*	—	—

*Vote conducted by a show of hands.